UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PRECIPIO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

 74019L107

(CUSIP Number)

July 25, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Eklund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 84,250
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 84,250
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 1,469,540 shares of Common Stock issued and outstanding as of May 9, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2024.

Item 1.

(a)	Name of Issuer Precipio, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4 Science Park New Haven, CT 06511

Item 2.

(a)	Name of Person Filing David A. Eklund (“Reporting Person”)

(b)	Address of the Principal Office or, if none, residence The address of the principal office of Reporting Person is 15322 Corsini Way Naples, FL 34110

(c)	Citizenship United States.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share.

(e)	CUSIP Number 74019L107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)
Amount beneficially owned:

On July 25, 2024, the Reporting Person beneficially owned, in the aggregate, 84,250 shares of Common Stock, representing approximately 5.73% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13G relating to beneficial ownership of Common Stock is based on 1,469,540 shares of Common Stock outstanding.
59,250 shares of Common Stock reported herein as beneficially owned by the Reporting Person are held indirectly by DAJA Associates, LP (“Daja”).
9,250 shares of Common Stock reported herein as beneficially owned by the Reporting Person are held indirectly by the Jeanine Eklund 2012 Trust (the “Trust”).
15,750 shares of Common Stock reported herein as beneficially owned by the Reporting Person are held indirectly by David Eklund and Jeanine Eklund JTWROS (the “JT Account”).
The Reporting Person controls all decisions with respect to the voting and disposition of the shares of Common Stock owned by each of Daja, the Trust and the JT Account.

(b)	Percent of class: 5.73%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 84,250
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 84,250
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 1, 2024

/s/ David A. Eklund
DAVID A. EKLUND